Exhibit 4.27

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT made at Montreal, on February 24, 2006 by and between Miranda Melfi (the “Executive”) and Birks & Mayors Inc., a company incorporated under the laws of Canada (the “Company”).

WHEREAS the Company is a luxury retailer, designer, manufacturer and wholesaler of fine jewelry, timepieces, sterling silverware and gifts (the “Business”);

WHEREAS the Company has determined that it is to the advantage and interest of the Company to retain the Executive’s services under the terms and conditions set forth herein;

WHEREAS the Executive desires to be retained by the Company under the terms and conditions set forth herein;

WHEREAS, the Executive declares that, to the best of her knowledge and subject to the requirements of applicable immigration laws, she is not prevented from working as such in Canada and the United States;

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements, the parties agree as follows:

Position, Responsibilities and Term of Agreement

1.1 Employment and Duties. Subject to the terms and conditions of this Agreement, the Company employs the Executive to serve on the Senior Management Team as the Group Vice-President, Legal Affairs and Corporate Secretary reporting to the President & Chief Executive Officer and the Executive accepts such employment and agrees to perform in a diligent, careful and proper manner such reasonable responsibilities and duties commensurate with such position as may be assigned to the Executive. The title, responsibilities as well as the reporting relationship and duties may be changed from time to time so long as they are consistent with her skills and experience and that the Executive continues to be a member of the Senior Management team. Executive agrees to devote substantially all business time and efforts to and give undivided loyalty to the Company.

1.2 Place of work: The Executive shall be based in Montreal, provide her services to the Company primarily in Canada, with the need to travel to South Florida on a basis determined by business requirement and as agreed with the President and CEO, and any other traveling needs as may be required by the position. The work is to be performed essentially from the office of the Company in Montreal.

1.3 Effective Date. This Agreement shall start on April 3rd, 2006 (“Effective Date”) and shall continue (the “Term”) unless otherwise terminated as provided for in this Agreement.

2. Compensation

2.1 Base Salary. During the Term of this Agreement, the Company shall pay the Executive an annual gross base salary of two hundred thousand Canadian dollars (CAD$200,000) less all applicable deductions, taxes, and withholdings, payable in the manner dictated by the Company’s standard payroll policies. The Executive is eligible to receive annual base salary increases as determined at the Company’s discretion based upon the Executive’s performance and the Company’s performance. In no event shall Executive’s gross base salary be less than two hundred thousand Canadian dollars (CAD$200,000). The Executive’s base gross salary from time to time shall be referred to herein as the “Base Salary”.

2.2 Incentive Compensation

“Fiscal Year” in this Agreement shall mean such period of approximately 12 months defined as such from time to time by the Company’s Board of Directors. The first Fiscal Year is from March 26, 2006 to March 25, 2007. In the event of any change in the definition “Fiscal Year”, it should not adversely affect any bonus payment or other compensation based or calculated on the Fiscal Year.

a) Annual Cash Bonus. For each Fiscal Year of the Company through which the Executive remains an active employee of the Company, the Executive will have the opportunity to earn a bonus based on achievement of a targeted level of performance, as reflected in the annual bonus letter and based on performance criteria mutually determined by the President & CEO and the Executive. For the Fiscal Year ending March 25, 2007, and each Fiscal Year thereafter, the target bonus is forty percent (40%) of the Base Salary.

b) The Executive will need to be an active employee continuously from the Effective Date through the date of the payment of the bonus in order to receive the payment. On an ongoing basis, the minimum bonus pay out for any Fiscal Year is $0 and the maximum bonus pay out for any Fiscal Year is the maximum allowed under the then current Management Bonus Plan.

c) Long-term Incentive Awards. For each Fiscal Year of the Company through which the Executive remains an active employee of the Company, the Executive will be eligible for a long-term incentive award of the Company’s units subject to the approval of the Board of Directors and subject to any specific conditions as may be stated by the Board of Directors and/or the Long-Term Incentive Plan. This award, if granted, will vest over a multi-year period as may be approved by the Board of Directors or stated in the Long-Term Incentive Plan.

2.3 Participation in Benefit Plans and Associate Discount Policy. The Company will provide the Executive with the group insurance coverages from the first day of employment, currently including life, ADD, disability, dental and medical insurance benefits, the cost of which shall be borne by the Company according to the prevailing policies applicable to other Senior Management members. In addition, the Executive will be entitled to participate in the Company’s Associate Discount Policy. The Executive will be eligible to participate in any pension plan that may be established by the Company for Senior Management. The Company may, at its discretion, modify said policies from time to time. Nothing paid to the Executive under any plan, policies or arrangement presently in effect or made available in the future shall be deemed to be in lieu of other compensation to the Executive hereunder as described in this Section 2. The Executive is also entitled to an annual executive physical examination at Medisys or any other clinic in Montreal, the cost of which shall be borne by the Company.

2.4 Vacation Days. The Executive shall be entitled to twenty (20) days of vacation for each Calendar Year consistent with the Company’s vacation policy for Senior Management officers. The vacation days are earned for a given Calendar Year during that same Calendar Year; as a result, for any portion of a Calendar Year worked, the vacation shall be prorated on the basis of the number of days worked during the Calendar Year. Unused vacation days may not be carried over from year to year.

2.5 Expenses. During the term of employment hereunder, the Executive shall be entitled, without duplication, to receive reimbursement for all reasonable and approved business expenses incurred by the Executive in accordance with the policies and procedures established by the Company. In addition but without duplication, the Executive shall receive the following gross all-inclusive allowances:

a) Car Allowance: The Executive shall be entitled to a car allowance all-inclusive lump sum amount equal to one thousand two hundred Canadian dollars (CAD$1,200) per month in accordance with the car allowance policy applicable to other members of Senior Management as may be amended from time to time. Any other automobile costs or expenses including, without limitation, maintenance, insurance, repairs, lease or financing costs, and mileage, are the sole responsibility of the Executive.

b) Parking: the Company will pay for indoor parking on a monthly basis.

c) The Company will pay reasonable annual payments to professional associations and professional memberships once approved by the President & CEO of the Company.

d) Equipment: The Company will provide to the Executive all the equipment required to perform her work to include such things as: cell phone, PC, etc. In addition the Company will pay for a fax at home as well as for the monthly Internet access at home.

It is understood that to the extent these provisions generate taxable benefit for income tax purposes, these taxes will be the sole responsibility of the Executive.

3. Termination

3.1 Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

a) “Cause” shall mean: (i) the willful and continued failure by the Executive to substantially perform the Executive’s duties for the Company (other than any such failure resulting from the Executive’s incapacity due to physical or mental illness), (ii) the willful engaging by the Executive in misconduct which is financially injurious to the Company, or (iii) the Executive’s conviction with respect to the commission of a felony or a crime involving bad faith or dishonesty; or (iv) any breach by the Executive of any material term of this Agreement ; or (vi) the Executive’s material violation of any of the Company’s policies; or (vii) the Executive’s insubordination or any act or omission of the Executive, which pursuant to applicable law, constitutes a serious reason for termination of employment without notice, payment in lieu of notice or any indemnity whatsoever. No act, or failure to act, on the Executive’s part shall be considered “willful” unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that the action or omission was in the best interest of the Company.

b) “Incapacity” shall mean the Executive’s inability to perform the Executive’s duties by reason of any medical condition whatsoever (including mental or physical illness) for a continuous period of at least one hundred and eighty (180) days in any three-hundred sixty-five (365) day period. In the event of a dispute as to whether the Executive is incapacitated within the meaning hereof, either party may from time to time request a medical examination of the Executive by a doctor appointed by the Chief of Staff of a hospital selected by mutual agreement of the parties, or as the parties may otherwise agree, and the written medical opinion of such doctor shall be conclusive and binding upon the parties as to whether the Executive has become incapacitated and the date when such incapacity arose. The cost of any such medical examination shall be borne by the Company.

c) “Good Reason” shall mean (i) the Executive ceases to be a member of the Senior Management of the Company, or (ii) the Company breaches any material provision of this Agreement including, but not limited, to the Company requiring the relocation of the Executive outside of Montreal, or (iii) the occurrence of a “Change in Control”. A “Change in Control” shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied: (i) any “Person” (other than members of the Controlling Shareholder Group, the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company controlled, directly or indirectly, by the controlling shareholders of the Company), is or becomes the “beneficial owner”, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities; (ii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation or entity, OTHER THAN a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or a merger or consolidation with or into any company the voting securities of which are beneficially owned 50% or more by the Controlling Shareholder Group, provided that the voting securities of the surviving entity outstanding immediately after such merger or consolidation are beneficially owned 50% or more by the Controlling Shareholder Group; (iii) the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets; or (iv) the total combined voting power of the Company (or any successor entity) represented by shares of voting stock owned by members of the Controlling Shareholder Group is reduced to less than 50%.

The “Controlling Shareholder Group” includes: (i) Dr. Lorenzo Rossi di Montelera, (ii) the spouse and lineal descendants of Dr. Lorenzo Rossi di Montelera; (iii) any trust whose principal beneficiaries are persons described in clauses (i) and (ii). A “Person” includes any natural person and any corporation, limited liability company, partnership, trust or other entity.

In the event of a resignation for Good Reason, Executive must provide the Company with a written “Notice of Resignation for Good Reason.” The “Notice of Resignation for Good Reason” shall include the specific section of this Agreement, which was relied upon, and the reason that the Company’s act or failure to act has given rise to the Executive’s resignation for Good Reason.

3.2 Termination of the Agreement

a) Executive may terminate this Agreement (i) for any reason, other than for Good Reason, by providing the Company with written notice specifying the intention of the Executive to resign, in accordance with Section 6.2, at least thirty (30) days prior to the date of termination or resignation, unless a shorter period is agreed between the parties, or (ii) for Good Reason by written notice to the Company not more than thirty (30) days after the occurrence of the event giving rise to such notice.

b) Company may terminate this Agreement at any time: (i) without Cause by providing Executive with written notice of the termination at least ninety (90) days prior to the date of termination or (ii) immediately and without prior notice in the event of Death, Incapacity or for Cause.

c) The Executive will be paid salary continuation from the date of notice until the effective date of such date of termination or resignation, as indicated in Sections 3.2 (a) and 3.2(b)(i), at the rate in effect immediately prior to such notice of resignation or termination and all other amounts to which the Executive is entitled as of such date under any compensation plans or benefit program of the Company according to the terms of such plans or programs, provided that the Executive’s continued participation is possible under the general terms and provisions of such benefit plans and programs.

d) In the event of the termination of this Agreement by the Executive in accordance with Section 3.2 (a), the Company shall pay or provide to the Executive the following:

(i) Any earned and accrued but unpaid installment of base salary through the date of the Executive’s resignation or termination at the rate in effect immediately prior to such resignation or termination and all other unpaid amounts to which the Executive is entitled as of such date under any compensation plan or program of the Company according to the terms of such plans or programs (including payment for any vacation time earned but not taken during the year in which termination occurs and any reimbursements not yet paid but due for business expenses previously incurred less any amounts owed the Company for items such as, but not limited to, travel advances, merchandise purchases), such payments to be made in a lump sum within fifteen (15) days following the date of resignation or termination.

e) In the event of the termination of this Agreement at any time, in accordance with Sections 3.2(a)(ii) or 3.2(b)(i) , the Company shall pay or provide the Executive only the following:

(i) The amount in 3.2(d)(i) above;

(ii) The amount the Executive would have been entitled to pursuant to Section 2.2(a), had Executive remained employed through the end of the Fiscal Year in which termination occurs, multiplied by a fraction, the numerator of which is the number of days from the beginning of such Fiscal Year to the date of termination, and the denominator of which is three hundred and sixty-five (365), such amount to be paid no later than the time annual bonuses are paid to other executives of the Company; and

(iii) At the end of the agreed upon notice period set forth at Sections 3.2(b)(i) or 3.2(a)(ii) as the case may be, the Company will provide salary continuation, as described in Section 3.2(c), for an additional ninety (90) days or such additional period that would be required in accordance with applicable law and jurisprudence, whichever is greater, provided the Executive makes a good faith effort to find employment and such salary continuance shall cease on the date the Executive begins employment with another employer.

(iv) As a condition to her entitlement to receive termination payments under subsections 3.2(e)(i) – (iii) of this Agreement, the Executive shall have executed and delivered to the Company a full and satisfactory release substantially in the form attached hereto as Exhibit A.

f) In the event of the termination of this Agreement by the Company at any time, in accordance with Section 3.2(b)(ii), only the amounts set forth in clause (i) of Section 3.2(d) shall be payable to the Executive, provided however that in the event of Death or Incapacity, the amount set forth in clause (ii) of Section 3.2(e) shall be payable as well.

For greater clarity, except as set forth above, no other payment whatsoever shall be due by the Company to the Executive.

3.3 Withholding. The Company shall have the right to deduct from any amounts payable under this Agreement an amount necessary to satisfy its obligation, under applicable laws, to withhold income or other taxes of the Executive attributable to payments made hereunder.

4. Non-Competition/Confidentiality

4.1 The Executive agrees that during the Executive’s employment with the Company, and, thereafter for the period in which salary continuation may be provided in accordance with Section 3.2(e)(iii) but not more than 6 months, the Executive will not, directly or indirectly, do or suffer any of the following:

a) Own, manage, control or participate in the ownership, management or control of, or be employed or engaged by or otherwise affiliated or associated (collectively, “Employed”), as a consultant, employee, independent contractor or otherwise with, any other individual, corporation, partnership, proprietorship, firm, association, or other business entity, or otherwise engage in any business, which is engaged in any manner in, or otherwise competes with, the business of the Company or any of its subsidiaries (as conducted on the date the Executive ceases to be employed by the Company in any capacity, including as a consultant) (a “Prohibited Business”) in Canada or any of the foreign countries in which the Company or any of its subsidiaries is doing business (a “Competing Business”) for so long as this Section 4.1(a) shall remain in effect, nor solicit any person or business that was at the time of the Executive’s termination of employment, or within one year prior thereto, a customer or supplier of the Company or any of its subsidiaries; provided, however, that, notwithstanding the foregoing, the Executive shall not be deemed to be Employed by a Competing Business if the Board or a committee of the Board determines that the Executive has established by clear and convincing evidence all of the following: (A) such entity (including its subsidiaries in aggregate) does not derive Material Revenues (as defined below) from the aggregate of all Prohibited Businesses, (B) such entity (including its subsidiaries in aggregate) is not a Competitor (as defined below) of the Company and its subsidiaries and (C) Executive has no direct responsibility for, or otherwise, with respect to any Prohibited Business; for purposes of this clause (a), “Material Revenues” shall mean that 5% or more of the revenues of the entity (including its subsidiaries in aggregate) are derived from the aggregate of all Prohibited Businesses; an entity shall be deemed a “Competitor” of the Company and its subsidiaries if the combined gross receipts of the entity (including its subsidiaries in aggregate) from any Prohibited Business is more than 25% of the gross receipts of the Company and its subsidiaries in such Prohibited Business;

b) Employ, assist in employing, or otherwise engage in business with any present executive, officer, employee or agent of the Company or its subsidiaries;

c) Induce any person who is an executive, officer, employee or agent of the Company, or any member of the Company or its subsidiaries, to terminate their relationship with the Company or any of its subsidiaries; and

d) Disclose, divulge, discuss, copy or otherwise use or suffer to be used in any manner, in competition with, or contrary to the interests of, the Company, or any member of the Company or its subsidiaries, the customer lists, manufacturing and marketing methods, product research or engineering data, vendors, contractors, financial information, business plans and methods or other confidential business information or trade secrets of the Company, or any member of the Company or its subsidiaries, it being acknowledged by the Executive that all such information regarding the business of the Company or its subsidiaries compiled or obtained by, or furnished to, the Executive while the Executive shall have been employed by or associated with the Company is confidential information and the Company’s exclusive property (it being understood, however, that the information publicly disclosed by the Company or generally know to the public shall not be subject to this Section 4.1(d), provided that such information may not be used in connection with any of the activities prohibited under clauses (a), (b) and (c) of this Section 4.1 for so long as such clauses remain in effect).

4.2 Upon the termination of the Executive’s employment with the Company, or at any time upon the request of the Company, the Executive (or the Executive’s heirs or personal representatives) shall deliver to the Company (a) all documents and materials (including, without limitation, computer files) containing confidential information relating to the business and affairs of the Company and its direct and indirect subsidiaries, and (b) all documents, materials and other property (including, without limitation, computer files) belonging to the Company or its direct or indirect subsidiaries, which in either case are in the possession or under the control of the Executive (or Executive’s heirs or personal representatives).

4.3 The Executive expressly agrees and understands that the remedy at law for any breach by the Executive of any of the provisions of this Section 4 will be inadequate and that damages flowing from such breach are not readily susceptible to being measured in monetary terms. Accordingly, it is acknowledged that upon proof of the Executive’s violation of any legally enforceable provision of this Section 4, the Company shall be entitled to immediate injunctive relief and may obtain a temporary order restraining any threatened or further breach. Nothing in this Section 4 shall be deemed to limit the Company’s remedies at law or in equity for any breach by the Executive of any of the provisions of this Section 4, which may be pursued or availed of by the Company.

4.4 In the event the Executive shall violate any legally enforceable provision of this Section 4 as to which there is a specific time period during which she is prohibited form taking certain actions or from engaging in certain activities, as set forth in such provision, then, such violation shall toll the running of such time period from the date of such violation until such violation shall cease; provided, however, the Company shall seek appropriate remedies in a reasonably prompt manner after discovery of a violation by the Executive.

4.5 The Executive has carefully considered the nature and extent of the restrictions upon her and the rights and remedies conferred upon the Company under this Section 4, and hereby acknowledges and agrees that the same are reasonable in time and territory, are designed to eliminate competition which otherwise would be unfair to the Company, are not designed to stifle the inherent skill and experience of the Executive, would not operate as a bar to the Executive’s sole means of support, are fully required to protect the legitimate interests of the Company and do not confer a benefit upon the Company disproportionate to the detriment to the Executive.

4.6 If any court determines that any of the covenants contained in this Section 4 (the “Restrictive Covenants”), or any part thereof, are unenforceable because of the duration or geographical scope of such provision, the duration or scope of such provision, as the case may be, shall be reduced so that such provision becomes enforceable and, in its reduced form, such provision shall then be enforceable and shall be enforced.

4.7 The Company and the Executive intend to and hereby confer jurisdiction to enforce the Restrictive Covenants upon the courts of the Province of Quebec. If the courts of this jurisdiction hold the Restrictive Covenants wholly unenforceable by reason of breach of scope or otherwise, it is the intention of the Company and the Executive that such determination not bar or in any way affect the Company’s right to the relief provided above in the courts of any other jurisdiction within the geographical scope of such Restrictive Covenants as to breaches of such Restrictive Covenants in such other respective jurisdiction, such Restrictive Covenants as they relate to each jurisdiction being, of this purpose, severable, diverse and independent covenants, subject, where appropriate, to the doctrine of res judicata.

5. Assignment.

The rights and obligations of the parties under this Agreement shall not be assignable by either the Company or the Executive, provided that this Agreement is assignable by the Company to any affiliate of the Company, to any successor in interest to the business of the Company, or to a purchaser of all or substantially all of the assets of the Company including without limitation by way of merger or stock purchase.

6. Miscellaneous.

6.1 Governing Law. This Agreement shall be construed in accordance with and governed for all purposes by the laws of the Province of Quebec and the laws of Canada applicable therein.

6.2 Notices. Any notice, request, or instruction to be given hereunder shall be in writing and shall be deemed given when personally delivered or three days after being sent by certified mail, postage prepaid, with return receipt requested, to the parties at their respective addresses set forth below:

a)	To the Company:

Birks & Mayors Inc.

1240 Phillips Square

Montreal, Quebec

H3B 3H4

Attention: President and CEO

b)	To the Executive:

Miranda Melfi

41 Merineau

Kirkland, Quebec

H9J 3V8

6.3 Severability. If any paragraph, subparagraph or provision hereof is found for any reason whatsoever to be invalid or inoperative, that paragraph, subparagraph or provision shall be deemed severable and shall not affect the force and validity of any other provision of this Agreement. If any covenant herein is determined by a court to be overly broad thereby making the covenant unenforceable, the parties agree and it is their desire that such court shall substitute a reasonable judicially enforceable limitation in place of the offensive part of the covenant and that as so modified the covenant shall be as fully enforceable as if set forth herein by the parties themselves in the modified form. The covenants of the Executive in this Agreement shall each be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of the Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants in this Agreement.

6.4 Entire Agreement, Amendment and Waiver. This Agreement constitutes the entire agreement and supersedes all prior agreements of the parties hereto relating to the subject matter hereof, and there are no oral terms or representations made by either party other than those herein. This Agreement may not be amended, supplemented or waived except by a writing signed by the party against which such amendment or waiver is to be enforced. The waiver by any party of a breach of any provision of this Agreement shall not operate to, or be construed as a waiver of, any other breach of that provision nor as a waiver of any breach of another provision.

6.5 Jurisdiction. Any legal action or proceeding arising out of or relating to this Agreement shall be brought exclusively in the courts of the Province of Quebec and, by execution and delivery of this Agreement, the Executive and the Company irrevocably consent to the jurisdiction of those courts. The Executive and the Company irrevocably waive any objection, including any objection based on the grounds of forum non-conveniens, which either may now or hereinafter have to the bringing of any action or proceeding in such jurisdiction in respect of any Agreement or any transaction related thereto.

6.6 Enforcement.

a) This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amounts are still payable to the Executive hereunder, all such amounts shall be paid in accordance with the terms of this Agreement to the Executive’s estate or beneficiary.

b) If either party is required to institute litigation to enforce their rights under this Agreement, then the prevailing party, as determined by a court of competent jurisdiction, shall be entitled to recover reasonable attorney’s fees and costs.

6.7 Survival of Rights and Obligations. The provisions of sections 3.2, 3.3 and 4 (but subject to the time limitations in Section 4.1) shall survive the termination or expiration of this Agreement. Section 4.1(a) shall not survive the termination or expiration of this Agreement if the Company terminates the Executive without Cause. However, nothing in this subsection prohibits the Company from seeking relief under Section 4 of this Agreement

6.8 Counterparts. This Agreement may be executed in two counterparts, each of which is an original but which shall together constitute one and the same instrument.

6.9 Written Resignation. In the event this Agreement is terminated for any reason (except by death), the Executive agrees that if at the time Executive is a director or officer of the Company or any of its direct or indirect subsidiaries, Executive will immediately deliver a written resignation as such director or officer, such resignation to become effective immediately.

6.10 Executive’s Representations. The Executive represents and warrants to the Company that (i) the Executive is able to perform fully the Executive’s duties and responsibilities contemplated by this Agreement and (ii) there are no restrictions, covenants, agreements or limitations of any kind on her right or ability to enter into and fully perform the terms of this Agreement.

6.11 Currency. For the avoidance of doubt, any references to monies or dollars set forth in this Agreement shall be in Canadian Dollars.

6.12 Language. The parties hereto acknowledge that they have requested and are satisfied that this Agreement and all related documents be drawn up in the English language. Les parties aux présentes reconnaissent avoir requis que la présente entente et les documents qui y sont relatifs soient rédigés en anglais.

IN WITNESS WHEREOF, the parties hereto have set their hands and seals upon the date and year first above written.

BIRKS & MAYORS INC.

By:	/s/ Thomas A. Andruskevich

/s/ Miranda Melfi
MIRANDA MELFI